                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           CHAMPION ENTERPRISES, INC.
                  --------------------------------------------
                                (Name of Issuer)


                           Common Stock, $1 par value
                  --------------------------------------------
                         (Title of Class of Securities)


                                   158496-10-9
                  --------------------------------------------
                                 (CUSIP Number)

                              Walter R. Young, Jr.
                        2701 University Drive, Suite 320
                          Auburn Hills, Michigan 48326
                                 (248) 340-9090
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 19, 1994
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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                                  SCHEDULE 13D


CUSIP NO. 158496-10-9

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
            Walter R. Young, Jr.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [  ]
                                                                                (b) [  ]
3     SEC USE ONLY


4     SOURCE OF FUNDS*
             00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                  [  ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.

                         7    SOLE VOTING POWER
  NUMBER OF                    1,197,326
   SHARES
BENEFICIALLY             8    SHARED VOTING POWER
   OWNED BY                    -0-
    EACH
  REPORTING              9    SOLE DISPOSITIVE POWER
   PERSON                      1,197,326
    WITH
                        10    SHARED DISPOSITIVE POWER
                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,697,326

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                             [  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.52%

14    TYPE OF REPORTING PERSON*
         IN



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Continuation of Schedule 13D


         The Reporting Person hereby amends Item 5 of this Schedule 13D as follows:

Item 5.  Interest in Securities of the Issuer.

              (a) Mr. Young beneficially owns 1,697,326 shares of Common Stock, constituting approximately 3.52% of the issued and outstanding shares of Common Stock. Mr. Young's beneficial ownership includes 1,197,326 shares of Common Stock (approximately 2.51% of issued and outstanding shares) and presently exercisable options to purchase an additional 500,000 shares.

              (b) Mr. Young has sole power to vote, direct the vote, dispose and direct the disposition of the 1,197,326 shares of Common Stock he owns.

              (c) Mr. Young has not had any transactions in the Common Stock during the past 60 days.

              (d)   Not Applicable.

              (e) As of May 19, 1994, Mr. Young ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.



                                    SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.




                                                     /S/ WATER R. YOUNG, JR.
Date: November 2, 1999
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                                                     Walter R. Young, Jr.